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PROSPECTUS
                                                  FILED PURSUANT TO
                                                  RULE 424(b)(3)
                                                  FILE NO. 33-48505



                                 April 29, 1997



                              ENERGEN CORPORATION
                           1992 DIRECTORS STOCK PLAN


       This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

         Shares of the common stock, par value $.01 per share, of Energen Corporation ("Energen Common Stock"), issuable pursuant to the Energen Corporation 1992 Directors Stock Plan (the "Plan") are offered to certain non-employee directors of Energen Corporation ("Energen") and its subsidiaries.

         Neither the delivery of this Prospectus nor any sales hereunder shall under any circumstances create any implication that there has been no change in the affairs of Energen or the Plan since the date hereof or that the information contained here is correct as of any time subsequent to the date hereof.


                                    THE PLAN

         The following highlights of the Plan are intended only as a summary of its more important provisions and are not complete. Accordingly, each participant is urged to study the text of the Plan document, copies of which are available from Energen. Participants may obtain additional information about the Plan and its administrators by contacting Energen at 2101 Sixth Avenue North, Birmingham, Alabama 35203, telephone (205)326-2700.

GENERAL NATURE AND PURPOSES OF THE PLAN

         On January 22, 1992, the stockholders of Energen approved the Plan as it was adopted by the Board of Directors on November 27, 1991. The Plan was amended by the Board of Directors on November 22, 1995, which amendment was approved by the stockholders on January 24, 1996. The purpose of the Plan is to enable Energen to pay part of the compensation of each member of the Board of Directors of Energen who is not an officer or employee of Energen or any of its subsidiaries in shares of Energen Common Stock. Energen has authorized 100,000 shares of Energen Common Stock for issuance under the Plan.

         The Plan provides for an annual grant and issuance of three hundred shares of Energen Common Stock, following the last day of the fiscal year ended September 30, 1992 and each fiscal year thereafter so long as the Plan remains in effect, to each non-employee director who is serving as such on the last day of Energen's fiscal year and who has served as such for at least six months. The size of this annual grant will be adjusted from time to time for any adjustments in Energen's capitalization.

         The Plan also allows each non-employee director to elect to have any part or all of the fees payable to him for his services as a director of Energen and its subsidiaries paid in shares of Energen Common Stock. Such election and any subsequent change in, or termination of, that election must be in writing and will become effective six months after delivery of the election to Energen. Energen will issue shares that are elected to be received in lieu of director fees following each calendar quarter, and the number of shares of Energen Common Stock actually issued to a non-employee director will be based on a valuation equal to the average of the closing sales prices for Energen Common




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Stock as published in The Wall Street Journal report of the New York Stock
Exchange, Inc. -- Composite Transactions for the last trading day of each month in such calendar quarter. A fractional share will be rounded up to a whole share.

         The Plan is administered by Energen's Board of Directors, whose members are normally elected to three-year terms by the stockholders of Energen. Although the Plan has no fixed duration, the Board of Directors or the stockholders of Energen may terminate the Plan. The Board of Directors of Energen may also amend the Plan from time to time. However, stockholder approval is required for any amendment that materially increases the benefits accruing to participants in the Plan, materially increases number of shares of Energen Common Stock which may be issued under the Plan or materially modifies eligibility requirements.

RESALE RESTRICTIONS

         Persons who are "affiliates" of Energen within the meaning of applicable federal securities laws and regulations (for example control persons and certain officers and directors, including certain officers of Energen's subsidiaries) may only sell Energen Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or by complying with the registration requirements of the Securities Act. All such persons should consult Energen counsel concerning their status as affiliates and the applicability of Rule 144 before selling any Energen Common Stock.


OWNERSHIP REPORTS AND SHORT-SWING PROFIT LIABILITY

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires all directors, certain officers and beneficial owners of more than ten percent of any class of Energen's equity securities, including shares of Energen Common Stock issued pursuant the Plan and derivative securities (such as stock options or warrants issued by Energen or written by third parties), to report to the Securities and Exchange Commission (the "Commission") all changes in their ownership of any of Energen's equity securities. Initial statements of beneficial ownership must be reported on Form 3. Subject to certain exceptions, for which no reporting is required, acquisitions and dispositions of shares of Energen Common Stock and other equity securities of Energen by such persons, or insiders, must be reported to the Commission on Form 4, or, if not earlier reported on Form 4, on Form 5 at the time Form 5 is required to be filed with respect to the fiscal year in which the transaction occurred.

         Any profit realized by an insider on any acquisition and disposition, or any disposition and then acquisition, of shares of Energen Common Stock or derivative securities occurring within a six-month period is recoverable by Energen (or a stockholder suing on behalf of Energen) under Section 16(b) of the Exchange Act. However, the Commission has exempted certain transactions with employee benefit plans from the requirements of Section 16(b) of the Exchange Act. For example, the three hundred shares of Energen Common Stock granted and issued annually pursuant to the Plan Shares are acquired in a transaction directly with the issuer of such securities and the grant and issuance of such shares is exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. However, the grant is still subject to the reporting requirements of Section 16(a) of the Exchange Act.

         The issuance of shares of Energen Common Stock in lieu of director fees will also be exempt from the short-swing profit recovery provisions of
Section 16(b) of the Exchange Act since a non-employee director's election to receive shares of Energen Common Stock in lieu of director fees is irrevocable until the effective date of any subsequent election or termination of election. The issuance of shares of Energen Common Stock in lieu of director fees is still subject to the reporting requirements of Section 16(a) of the Exchange Act.

         All insiders should consult Energen counsel concerning their reporting and short-swing profit obligations under Section 16 of the Exchange Act upon the receipt, and prior to the disposition of, any shares of Energen Common Stock issued under the Plan.

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FEDERAL INCOME TAX CONSEQUENCES

         Since Energen believes that the Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended, the Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Non-employee directors who receive shares of Energen Common Stock pursuant to the Plan generally must include in their gross income, and their basis in such shares will be, the fair market value of such shares at the time of their receipt. Energen generally is entitled to a deduction at the same time and in the same amount as a non-employee director realizes ordinary income but only if Energen deducts and withholds from the director upon such amount in accordance with Section 3402 of the Code and so long as the compensation is reasonable. The foregoing brief summary of the tax effects on participants in the Plan is very general in nature and may be subject to a number of exceptions. Participants are urged to consult with their individual tax advisors regarding the payment of shares of Energen Common Stock pursuant to the Plan because tax treatment may vary depending upon an individual's circumstances.


ELECTION TO DEFER AWARDS UNDER PLAN

         Participants in the Plan can elect to defer receipt of part or all of any award under the Plan pursuant to the Energen Corporation 1997 Deferred Compensation Plan (the "Deferred Compensation Plan"). Information on the Deferred Compensation Plan is available, without charge, to participants of the Plan upon written or oral request to Energen Corporation, Secretary, 2101 Sixth Avenue North, Birmingham, Alabama 35203 (Telephone No.: 205-326-2700).


                             ADDITIONAL INFORMATION

         Energen has filed a Registration Statement on Form S-8 (the "Registration Statement") under the Securities Act with the Commission relating to the shares of Energen Common Stock offered hereby. The documents incorporated by reference in Item 3 of Part II of the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates) are incorporated by reference into this Prospectus. Copies of such documents, which generally consist of Energen's latest annual report on Form 10-K filed with the Commission, all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the date of such annual report, the latest prospectus, if any, filed with the Commission in connection with a registration statement containing audited financial statements of Energen for the latest fiscal year for which such statements have been filed, and a description of the Energen Common Stock, are available, without charge, to participants upon written or oral request to Energen Corporation, Secretary, 2101 Sixth Avenue North, Birmingham, Alabama 35203 (Telephone number: 205-326-2700). In addition, copies of the documents then containing the information required to be delivered to eligible participants in the Plan pursuant to Part I of the Registration Statement, Energen's most recent annual report to shareholders and all reports, proxy statements and other communications distributed generally to Energen's security holders are available, without charge, to participants upon written or oral request to Energen Corporation, Secretary, 2101 Sixth Avenue North, Birmingham, Alabama 35203 (Telephone number: 205-326-2700).





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